FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER, 2007

MADISON MINERALS INC. (File #0-29250)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1.	Madison Minerals Inc. – News Release dated October 12, 2007,
2.	Madison Minerals Inc. – BC FORM 53-901F, Material Change Report,
3.	Madison Minerals Inc. – News Release dated October 17, 2007,
4.	Madison Minerals Inc. – BC FORM 53-901F, Material Change Report.

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.
(Registrant)

Date: November 6, 2007	By: “Chet Idziszek”
Chet Idziszek

Its: President
(Title)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

November 6, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Madison Minerals Inc. - (File #0-29250)
Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”

per: Chet Idziszek
         President

Enclosures

cc:	Standard & Poor's Corporation (w. 3 copies)
OTCBB Filings, Attention: Pam Morris
Miller Thomson, Attention: Rupert Legge

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

October 12, 2007	Trading Symbols: TSX Venture – MMR
OTC\BB – MMRSF
Website: www.madisonminerals.com

MADISON RECEIVES 3.5 MILLION SHARES OF BUFFALO GOLD
ON CLOSING OF MOUNT KARE PROPERTY OPTION

Further to our news release of May 18, 2007 and update in our financial statements and MD&A filed on SEDAR September 28, 2007, Madison Minerals Inc. is pleased to report that it has received 3,521,648 shares of Buffalo Gold Ltd. on Buffalo’s exercise of its option on 60 per cent of Madison’s interest in the Mount Kare Gold Project in Papua New Guinea. Madison received the shares on the completion of all PNG governmental approvals, and the shares become free trading on October 29, 2007. The closing price of Buffalo shares on October 11, 2007 was $0.67.

Buffalo holds a further option to earn another 15 per cent of Madison’s interest by completing a bankable feasibility study on or before June 25, 2011, with a provision for a one-year extension. Should Buffalo acquire a 75 per cent interest, it would have the right to acquire the balance of Madison’s interest, based on an independent valuation thereof, for cash or shares of Buffalo or a combination of both.

Chet Idziszek, President and CEO of Madison, stated, “We are very pleased with the stewardship of this gold project under Buffalo’s management, and with the progress funded by them in recent years. We are also pleased to become shareholders of Buffalo.”

The most recent news release relating to technical progress of the Mount Kare Gold Project was filed on SEDAR on June 21, 2007, and describes, among other matters, that Buffalo has a 2007 exploration program with a budget of USD $11.4 million under way at the project.

On behalf of the Board of Directors of MADISON MINERALS INC.

“Chet Idziszek”
Chet Idziszek,
President and Chief Executive Officer

For further information please contact:
David Scott, Investor Relations
E-mail: dscott@mine-tech.com

THE TSX VENTURE EXCHANG HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS NEWS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Madison Minerals Inc.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

October 29, 2007

Item 3.	Press Release

October 12, 2007, Vancouver, B.C.

Item 4.	Summary of Material Change

Madison receives 3.5 million shares of Buffalo Gold on closing of Mt. Kare property option.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable.

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 29th day of October, 2007.

MADISON MINERALS INC.

By:	“J.G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

October 17 , 2007	Trading Symbols: TSX Venture – MMR
OTC\BB – MMRSF
Web Site: www.madisonminerals.com

BUFFALO GOLD UPDATES PROGRESS OF EXPLORATION AT MT. KARE

Madison Minerals Inc. is pleased to report that it has been advised by Buffalo Gold Ltd. (“Buffalo”) of additional drilling results from its 2007 exploration program on Madison’s Mt. Kare Property in Papua New Guinea. In a release issued today, Buffalo reported:

“The drill results reported in Table 1 below are the last of the holes from the program completed in early summer, and include infill holes and holes that were drilled to test new targets based on geological interpretation, magnetic survey results and surface sampling. As with the Porgera Deposit, gold mineralization at Mt. Kare is closely associated with specific alteration and mineralization, therefore where neither was encountered in drill core the core was not sampled for assay. For a map of drill hole locations and zones of mineralization, please refer to the Mt. Kare page on the Buffalo website: http://www.buffalogold.ca/s/MtKareProject.asp

Details of Drill Hole Locations and Targets

Hole MK07-104 is an infill hole in the southern Western Roscoelite Zone (SWRZ) and returned two significant intersections of gold, including 14.5 metres of 2.27 g/t. Holes MK07-105 and 106 tested continuations of mineralization between the C9 and Black zones and did not return any significant intersections. MK07-107 tested the upper portion of the C9 Zone, encountering a strongly limonitic sandstone breccia that returned one intersection of 9.1 metres of 1.39 g/t gold. MK07-108 was drilled to explore for deep ENE to NE trending structures as potential hosts to mineralization. Results indicate patchy weak mineralization to 180 metres with an 18 metre, near-surface zone averaging 1.17 g/t Au. From 180-409 metres, the sandstone and sandstone-siltsone sequence returned a series of gold mineralized zones coinciding with local base metal veining. MK07-109, drilled on the Black Zone, returned 18.6 metres averaging 3.11 g/t gold for the base metal veined breccia intersected at 90 metre depth. This zone forms the western extension to the historic high grade MK98-130 intercept (70.85m at 8.65 g/t gold) and suggests a possible flatter plunge to the southern shoot of the Black

Zone. Drillhole MK07-110 was aimed to test for deep ENE to NE trending structures as potential hosts to mineralization. The hole encountered a succession of weakly mineralized siltstones, calcareous siltstones and minor intrusive bodies, and included one significant intersection of 10 metres grading 2.47 g/t gold. MK07-111 drilled to explore a gap in the Central Zone drill pattern, and returned one significant intersection of 9.0 metres averaging 1.12 g/t gold. Hole MK07-112 was drilled for potentially mineralized dilational features but showed no alteration or mineralization and was not sampled. MK07-113 tested the southwesterly strike extension of the shallow gold mineralization from historical holes MK99-220 and 221 but did not return any significant intersections. A steep, shallow hole, MK07-114 was aimed at tracing a manganiferous-realgar zone down dip. Only one shallow low-grade intersection was returned. MK07-115 was drilled to test the upper portion of the C9 Zone and the possible extension of the incomplete, well mineralized zone in MK07-92 (22.5 m @ 3.30 g/t gold). A significant shallow intersection was returned, with 38 metres averaging 1.06 g/t gold including 7 metres of 2.43 g/t gold. MK07-117 was drilled to explore for the southwesterly down-plunge continuation of the south shoot of the Black Zone and test for a possible extension of mineralization intersected in MK07-109 (18.6 metres @ 3.11g/tAu) . The hole did not return significant intersections. Holes MK07-116 and 118 through 120 were drilled to test the Pinuni Valley Structure. No alteration or mineralization was seen in the holes and therefore no sampling was done. MK07-121 was drilled 450 metres east of Red Hill, targeting an IP anomaly but no alteration or mineralization was found and the hole was not sampled.

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from April 18th 2007 to October 15th 2007
Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK07-104	186.0 428.0	200.5 440.0	14.5 12.0	2.27 1.25	6.82 2.63
MK07-105	No significant intersections
MK07-106	No significant intersections
MK07-107	16.9	26.0	9.1	1.39	4.38
MK07-108 Including Including	13.0 13.0 289.5 398.0 398.0	31.0 18.6 305.0 408.5 404.0	18.0 5.6 15.5 10.5 6.0	1.17 2.25 1.82 1.64 2.30	5.44 5.06 8.42 24.46 39.70
MK07-109	90.0	108.6	18.6	3.11	48.88
MK07-110	5.0	15.0	10.0	2.47	16.85

MK07-111	104.0	113.0	9.0	1.12	2.97
MK07-112	Not sampled
MK07-113	No significant intersections
MK07-114	15.3	23.6	8.3	0.66	3.68
MK07-115	0.0 31.0	38.0 38.0	38.0 7.0	1.06 2.43	7.43 15.89
Including
MK07-116	Not sampled
MK07-117	No significant intersections
MK07-118 to MK07-121	Not sampled

Buffalo has modelled the available results and believes the drill widths reported represent true widths. All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility. Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

SURFACE EXPLORATION PROGRAM

Buffalo is evaluating 18 exploration targets defined this year from magnetic surveys over the EL1093 and EL1427 licenses. Exploration programs include geological mapping as well as pan concentrate, stream sediment and soil sampling programs. (For a map of these targets please refer to the Mt. Kare page of the Buffalo website http://www.buffalogold.ca/s/MtKareProject.asp) Some analytical results are still awaited, and the sampling program is on-going, but Buffalo is pleased with the results to date.

“We are doing grassroots exploration in steep, covered terrain where there is little to no outcrop and access is not easy,” commented Buffalo President and CEO, Brian McEwen. “So it takes some time to conduct a methodical and diligent sampling program. We are seeing it pay off though as the results are building evidence of significant anomalies at several targets. Once the final data is in and our team in PNG, Australia and Canada are able to evaluate all the data, we believe we will have some excellent targets for follow-up drilling.”

Targets were tested both for gold and trace elements, as often gold is not seen in surface samples, but other specific minerals, such as Roscoelite, which are closely associated with high grade gold at Mt. Kare and Porgera, result in other trace element signatures.

On EL1093 the exploration team has collected nearly 600 surface samples. Pan concentrate, soil and stream sediment results outline a number of anomalous gold and zinc values in the northern and southern portions of Target 15, six kilometres north-northeast of Mt Kare,. Further sampling and geomorphological studies are in progress on these targets. Follow-up sampling and field work will also be carried out to the south and west of Targets 8 and 9, near the boundary with Barrick’s Porgera property, where similar anomalies were outlined. On Targets 10 and 11, the Buffalo team has identified anomalies in gold, zinc and arsenic, as well as low-level silver. Buffalo has engaged in follow-up sampling for BLEG analysis, as well as ridge and spur sampling. Target 13 returned only trace gold values but pan concentrates show anomalous and coincident anomalies for strontium, zinc and vanadium.

Buffalo expects to complete the surface exploration program by the end of October of this year. Line cutting and other preparations are complete in anticipation of an Induced Polarization (IP) survey in the Mt. Kare area, but Buffalo is waiting for the delivery of equipment which has been delayed by the supplier.

Mr. Brian McEwen, P.Geol., President and CEO of Buffalo is the qualified person for the Mt. Kare project and has approved the contents of this news release. “

To find out more about Madison Minerals Inc. (TSX-V: MMR; OTC\BB: MMRSF), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of
MADISON MINERALS INC.

“Chet Idziszek”
Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS - THIS NEWS RELEASE CONTAINS INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE US INVESTORS THAT THE S.E.C.’s MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILED WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Madison Minerals Inc.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

October 29, 2007

Item 3.	Press Release

October 17, 2007, Vancouver, B.C.

Item 4.	Summary of Material Change

Mt. Kare exploration update.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable.

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 29th day of October, 2007.

MADISON MINERALS INC.

By:	“J.G. Stewart"
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)